SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  May 16, 2002



                           Telewest Communications plc
                          ----------------------------
                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
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                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                                     Form 40-F _______
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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes________                                          No      X
                                                                 -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               Telewest Communications plc



Dated: May 16, 2002            By:      /s/ Clive Burns
                                   ---------------------------------
                               Name:    Clive Burns
                               Title:   Company Secretary

                                  EXHIBIT INDEX
                                  -------------

   Exhibit                          Description
   -------                          -----------

     99.1 Financial statements for Telewest Finance (Jersey) Limited for the period ended September 30, 2000

     99.2 Financial statements for Telewest Finance (Jersey) Limited for the year ended December 31, 2000

     99.3 Financial statements for Telewest Finance (Jersey) Limited for the three months ended March 31, 2001

     99.4 Financial statements for Telewest Finance (Jersey) Limited for the six months ended June 30, 2001

     99.5 Financial statements for Telewest Finance (Jersey) Limited for the nine months ended September 30, 2001

     99.6 Financial statements for Telewest Finance (Jersey) Limited for the three months ended March 31, 2002